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Inamed Contacts:
Ilan Reich, President or
Michael Doty, Chief Financial Officer
(212) 626-6800


Collagen Aesthetics Contact:
Michael A. Bates
Collagen Aesthetics, Inc.
(650) 856-0200
www.collagen.com



                        INAMED CORPORATION'S ACQUISITION
                       OF COLLAGEN AESTHETICS, INC. CLEARS
                            FEDERAL ANTITRUST REVIEW

Santa Barbara and Palo Alto, California -- August 23, 1999 -- Inamed Corporation (OTC BB: IMDC) and Collagen Aesthetics, Inc. (Nasdaq NM: CGEN) jointly announced today that the waiting period prescribed under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, regarding the planned acquisition by Inamed Corporation of Collagen Aesthetics, expired at 11:59 p.m. on Friday, August 20, 1999.

         The condition to the tender offer by Inamed's wholly owned subsidiary, Inamed Acquisition Corporation, to acquire Collagen Aesthetics requiring the expiration or termination of such waiting period has been satisfied. The tender offer remains subject to other customary conditions.

          The planned acquisition of Collagen Aesthetics, which was announced by Inamed and Collagen Aesthetics on August 2, 1999, will create a global leader in plastic surgery and aesthetic medicine, with over $225 million in annual sales and a broad portfolio of products to address the needs of plastic and reconstructive surgeons, dermatologists, cosmetic surgeons and other aesthetic practitioners throughout the world.

        The merger agreement provides for a cash tender offer to acquire all of the outstanding shares of Collagen Aesthetics, and the associated preferred share purchase rights issued pursuant to Collagen Aesthetics' preferred share rights agreement, at a purchase price of $16.25 per share (and associated right). The offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Tuesday, August 31, 1999, unless extended. The board of directors of Collagen Aesthetics has unanimously recommended that stockholders tender their shares pursuant to the offer.

         This release contains forward looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve know and unknown risks and uncertainties that may cause actual results in future periods to differ materially from that which is anticipated. Factors that may cause such differences include, but are not limited to, those described in Inamed's Annual Report on Form 10-K for the year ended December 31, 1998 and Collagen Aesthetics' Annual Report on Form 10-K for the year ended June 30, 1998.



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